EXHIBIT 99.1

Major resolutions of 2014 Annual General Meeting

Date of events: 2015/06/26

Contents:

1.	Date of the shareholders’ meeting: 2015/06/26

2.	Important resolutions: (1)Ratification of 2014 business report and financial statements. (2)Ratification of 2014 profit allocation proposal. The cash dividend is NT$4.8564 per share. (3)Approval of the amendment to the ”Articles of Incorporation”.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: None